Exhibit 99.85

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES 2023 AGM RESULTS

AND OPERATIONS UPDATE

THOUSAND OAKS, Calif, July 13, 2023 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, OTCQX: KGEIF) is pleased to announce the results of the Annual General Meeting of shareholders of the Company held in Vancouver, British Columbia on July 13, 2023. All of the resolutions put forward at the meeting were approved.

The Company’s shareholders voted to fix the number of directors of the Company at five and elected the following five nominees to the board of directors. Each of the nominees will serve for a one-year term and hold office until the next annual meeting of shareholders, unless he or she sooner ceases to hold office. The following table sets forth the votes submitted by proxy with respect to the election of directors:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Wolf Regener	10,905,935	99.73%	29,865	0.27%
Eric Brown	10,884,450	99.53%	51,350	0.47%
Leslie O’Connor	10,665,386	97.53%	270,414	2.47%
David Neuhauser	10,913,420	99.80%	22,380	0.20%
Evan Templeton	10,906,015	99.73%	29,785	0.27%

The shareholders re-appointed KPMG LLP, Chartered Accountants as the auditor of the Company.

Shareholders also approved the unallocated entitlements under the Company’s stock option plan with 95.52% of the votes in favour.

Additional details will be provided in a Report of Voting Results to be filed on SEDAR.

Operations Update

Drilling on the Barnes 7-5H well will start tomorrow. After drilling is completed, the rig will move to the Barnes 7-4H well to begin drilling. Both of these wells will be drilled in the Caney formation.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

Contacts

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com